Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: February 15, 2019	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BAYTEX ENERGY CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 14, 2019
Record Date for Voting (if applicable) :	March 14, 2019
Beneficial Ownership Determination Date :	March 14, 2019
Meeting Date :	May 02, 2019
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	07317Q105	CA07317Q1054

Sincerely,

Computershare
Agent for BAYTEX ENERGY CORP.